Exhibit 100.0

NICE Nexidia Recognized as a Leader in AI-Fueled
Speech Analytics Solutions Report

 NICE Nexidia's advanced analytics solution powered by AI is recognized for the value delivered to customers and accuracy

Hoboken, N.J., June 25, 2018 – NICE (Nasdaq: NICE) today announced that Forrester Research has ranked NICE Nexidia as a 'Leader' in its 'The Forrester New Wave™: AI-Fueled Speech Analytics Solutions, Q2 2018' report. Of the ten criteria analyzed by the analyst firm, NICE Nexidia achieved a designation of 'Differentiated' in six criteria, namely language models, conversational analytics, business insights, tooling and ease of use, product road map and market approach.  A complimentary copy of the report is available for download.

The Forrester Research report noted NICE Nexidia's full range of speech analytics functionality, with its particularly powerful search and conversational analytics features as well as the ability to drive business value in the contact center and beyond. The solution's accurate proprietary language models and support for a wide range of languages were also cited. Forrester Research evaluated 11 AI-Fueled Speech Analytics products in the report.

Part of the analysis for the report by Forrester Research included speaking with select NICE Nexidia customers, one of who stated, "Our organization has gained insights it would never have access to without this tool". The value and accuracy of the solution's speech analytics were also praised by customers with whom the analyst house spoke with when researching the report.

Miki Migdal, President of the Enterprise Product Group for NICE said "Today's economy is all about experiences. Harnessing AI to feel the pulse of customer sentiment, uncover insights in customer interactions across channels and discover the drivers of customer satisfaction is critical to ensuring exceptional experiences. For us, our position as a leader in this Forrester Research report is yet another testament to the unique features and innovative capabilities that power NICE Nexidia and enable our customers to derive the insights they need to stay on top of their game."

NICE Nexidia helps uncover insights into customer behavior over their full journey with an organization and improve business outcomes by providing the widest possible understanding of customer intent and behavior. Designed to turn customer interactions into actionable results, the product's purpose-built analytics enables measuring progress in meeting goals in both, customer satisfaction and churn reduction. Click here to learn more about NICE Nexidia.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.